UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

DST Systems, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

233326107

(CUSIP Number)

Thomas A. Early
100 Fillmore Street
Denver, Colorado 80206
(303) 691-3905
(303) 394-7714 (facsimile)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 4 Pages)

CUSIP NO. 233326107	Schedule 13D	Page 2 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Janus Capital Group, Inc.

2.	Check the Appropriate Box if a Member of a Group Not Applicable	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable	☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power
Number of		None

Shares	8.	Shared Voting Power
		39,724,052
Beneficially

Owned by Each	9.	Sole Dispositive Power
		None
Reporting

Person	10.	Shared Dispositive Power
		39,724,052
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,724,052

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares* Excludes 51,140 shares beneficially owned by the directors and executive officers of the Reporting Person.	☒

13.	Percent of Class Represented by Amount in Row (11) 34.3%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233326107	Schedule 13D	Page 3 of 4 Pages

Preliminary Statement

     This Amendment No. 4 to Schedule 13D (the “Amendment”) is filed on behalf of Janus Capital Group Inc. (“Janus”), a Delaware corporation formerly known as Stilwell Financial Inc. Reference is made to the initial statement on Schedule 13D filed on July 10, 2000, amended as of December 12, 2001 and January 10, 2003, and further amended as of September 10, 2003 (the “Janus Statement”). The Janus Statement is hereby further amended and supplemented as follows to reflect the fact that the Share Exchange Agreement, dated as of August 25, 2003, by and among DST Systems, Inc., DST Output Marketing Services, Inc. and Janus Capital Group Inc. is available without redaction:

     Item 7. Material to be Filed as Exhibits.

     Exhibit A — Share Exchange Agreement, by and among DST Systems, Inc., DST Output Marketing Services, Inc. and Janus Capital Group Inc. (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed by DST Systems, Inc. on November 13, 2003 (File No. 001-14036)).

CUSIP No. 233326107	Schedule 13D	Page 4 of 4 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2003

Janus Capital Group Inc.

By: Name: Title:	s/ Loren M. Starr Loren M. Starr Senior Vice President and Chief Financial Officer